UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Sanuwave Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

80303D107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

___________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

75,022,067

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

75,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,022,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

72,522,067

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

72,522,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,522,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

75,022,067

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

75,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,022,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

2,250,000

8.	SHARED VOTING POWER

75,022,067

9.	SOLE DISPOSITIVE POWER

2,250,000

10.	SHARED DISPOSITIVE POWER

75,022,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,272,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,500,000

8.	SHARED VOTING POWER

72,522,067

9.	SOLE DISPOSITIVE POWER

1,500,000

10.	SHARED DISPOSITIVE POWER

72,522,067

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,022,067

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

Item 1.	Security and Issuer.

The name of the issuer is Sanuwave Health, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3360 Martin Farm Road, Suite 100, Suwanee, Georgia 30024. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and the GP is the general partner of Explorer. The principal business of Explorer is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds and from the working capital of Explorer and other private funds managed by the GP, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On August 5, 2022, Morgan C. Frank was appointed to the board of directors of the Issuer to serve as Chair.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of 77,272,067 Shares, constituting 13.1% of the Shares*.

Besser has the sole power to vote or direct the vote of 2,250,000 Shares; has the shared power to vote or direct the vote of 75,022,067 Shares; has the sole power to dispose or direct the disposition of 2,250,000 Shares; and has the shared power to dispose or direct the disposition of 75,022,067 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of 74,022,067 Shares, constituting 12.5% of the Shares*.

Frank has the sole power to vote or direct the vote of 1,500,000 Shares; has the shared power to vote or direct the vote of 72,522,067 Shares; has the sole power to dispose or direct the disposition of 1,500,000 Shares; and has the shared power to dispose or direct the disposition of 72,522,067 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 75,022,067 Shares, constituting 12.7% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 75,022,067 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 75,022,067 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of 72,522,067 Shares, constituting 12.3% of the Shares*.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 72,522,067 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 72,522,067 Shares.

Excluding the transactions described in Item 6, the Reporting Persons have not transacted in shares of the Issuer within the previous 60 days.

*The outstanding Shares figure reflects 555,637,651 Shares outstanding as reported in the Issuer’s S1 filed by the Issuer on June 30, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to Item 6 of the Schedule 13D amendment, filed on May 16, 2023, except for the following.

The description of the May Warrants in the Schedule 13D amendment filed on May 16, 2023 does not purport to be complete and is subject to and qualified in its entirety by the Common Stock Purchase Warrant included as Exhibit 4.2 of the Issuer’s S-1 filed on June 30, 2023, which is incorporated by reference.

The description of the May Note does not purport to be complete and is subject to and qualified in its entirety by the Future Advance Convertible Promissory Note included as Exhibit 4.1 of the Issuer’s S-1 filed on June 30, 2023, which is incorporated by reference.

Explorer, among other lenders, entered into Asset-Backed Secured Promissory Notes, dated as of July 21, 2023 (the “July 2023 Notes”) with the Issuer pursuant to which Explorer issued two asset-backed loans to the Issuer in the amounts of $500,000 and $75,000 in exchange for which the Issuer agreed to pay Explorer an aggregate principal amount of $749,962.50 and $112,494.38, respectively (the “ABL”), together with all accrued and unpaid interest thereon, as provided in the July 2023 Notes. The aggregate unpaid principal amount of the ABL, all accrued and unpaid interest, and all other amounts payable under the July 2023 Notes shall be due and payable on January 21, 2024 (the “Maturity Date”), unless otherwise provided in the July 2023 Notes. In connection with the July 2023 Notes, the Issuer secured its obligations under the July 2023 Notes by granting the lenders, including Explorer, a security interest pursuant to a security agreement with the lenders. In addition, the lenders, including Explorer, entered into a subordination agreement with an agent pursuant to which Explorer, among the other lenders, are willing to subordinate (i) all of Issuer’s indebtedness and obligations to the lenders, including Explorer, pursuant to the July 2023 Notes, whether presently existing or arising in the future (the “Subordinated Debt”) to all of Issuer’s indebtedness and obligations to agent, for the ratable benefit of each holder under, and as defined in, that certain note and warrant purchase and security agreement dated as of August 6, 2020 by and among agent, Issuer and the holders from time to time signatory thereto (including the agent in its capacity as holder, the “Holders”); and (ii) all of the lenders’, including Explorer’s, security interests to all of agent’s (for the ratable benefit of each Holder’s) security interests in the property of Issuer. Notwithstanding the foregoing, Subordinated Debt shall not include any equity interests of the Issuer into which the Subordinated Debt may be converted.

 Pursuant to a letter agreement between the Issuer and the lenders of the July 2023 Notes, including Explorer, the parties agreed that upon the Maturity Date, the Issuer shall issue each lender, including Explorer, and each lender shall accept, (i) a Future Advance Convertible Promissory Note (the “Future Advance Convertible Promissory Note”) with the same principal amount as the principal amount of his, her or its July 2023 Note, plus any accrued and unpaid interest, substantially in the form of Exhibit 4.29 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) and (ii) two Common Stock Purchase Warrants (the “Common Stock Purchase Warrants”), one with an exercise price of $0.04 per share and one with an exercise price of $0.067 per share, substantially in the form of Exhibit 4.30 to the Form 10-K, each of which shall be exercisable for such number of shares of the Issuer’s common stock calculated by dividing the principal amount of the lender’s Future Advance Convertible Promissory Note by $0.04. With respect to the Future Advance Convertible Promissory Note, Explorer expects to be entitled to a number of shares of Common Stock by dividing (x) the sum of (A) the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and (B) accrued and unpaid interest with respect to such principal, and (y) $0.04. In addition, the parties shall enter into a securities purchase agreement, a subordination agreement, a security agreement and a registration rights agreement, which shall be substantially in the forms of Exhibits 10.67, 10.68, 10.69 and 10.70, respectively, to the Form 10-K (the securities purchase agreement, the subordination agreement, the security agreement and the registration rights agreement, collectively, the “Convertible Promissory Note Documentation”). In addition, the parties agreed that if the Issuer consummates a Fundamental Transaction (as defined below) while the July 2023 Notes remain outstanding, the Issuer shall issue each lender, and each lender shall accept, the Future Advance Convertible Promissory Note and Common Stock Purchase Warrants contemplated above upon the consummation of such Fundamental Transaction and the parties shall work to finalize and deliver the Convertible Promissory Note Documentation at the closing of such Fundamental Transaction. For purposes of the letter agreement, “Fundamental Transaction” means, while the July 2023 Notes remain outstanding, (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) not affiliated with the Issuer or its owners immediately prior to such acquisition of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50%, indirectly or directly, of the equity vote of the Issuer or (ii) consummation of an amalgamation, reverse merger, de-SPAC process, or a merger or consolidation of the Issuer or any direct or indirect subsidiary thereof with any other entity or a sale or other disposition of all or substantially all of the assets of the Issuer. The parties also agreed that, during the term of the July 2023 Notes, any reduction in the exercise price of a Common Stock Purchase Warrant issued by the Issuer in August 2022, November 2022 or May 2022, and any reduction in the conversion price of a Future Advance Convertible Promissory Note issued by the Issuer in August 2022, November 2022 or May 2022, shall be reflected in the Future Advance Convertible Promissory Note and Common Stock Purchase Warrants issued to the lenders per the terms hereof.

 The transactions described above regarding the July 2023 Notes closed on July 24, 2023.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2023
(Date)

MANCHESTER EXPLORER, L.P.* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated July 27, 2023, relating to the Common Stock, par value $0.001, of Sanuwave Health, Inc. shall be filed on behalf of the undersigned.

July 27, 2023
(Date)

MANCHESTER EXPLORER, L.P. /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

7/24/2023	Future Advance Convertible Promissory Note	18,749,062(1)		(3)
7/24/2023	Future Advance Convertible Promissory Note	2,812,359(2)		(3)
7/24/2023	Warrants to purchase Common Stock, par value $0.001	12,500,000(4)		(6)
7/24/2023	Warrants to purchase Common Stock, par value $0.001	1,875,000(5)		(6)

(1) As described in Item 6 of the Schedule 13D, Manchester Explorer, L.P. expects to be entitled to a number of shares of Common Stock by dividing (x) the sum of (A) the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and (B) accrued and unpaid interest with respect to such principal, and (y) $0.04. The amount of Common Stock listed herein is based on an aggregate principal amount of $749,962.50 (together with all accrued and unpaid interest thereon), with fractional shares rounded down.

(2) As described in Item 6 of the Schedule 13D, Manchester Explorer, L.P. expects to be entitled to a number of shares of Common Stock by dividing (x) the sum of (A) the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and (B) accrued and unpaid interest with respect to such principal, and (y) $0.04. The amount of Common Stock listed herein is based on an aggregate principal amount of $112,494,.38 (together with all accrued and unpaid interest thereon), with fractional shares rounded down.

(3) As described in Item 6 of the Schedule 13D, pursuant to a letter agreement between the Issuer and the lenders of the July 2023 Notes, the Issuer shall issue Manchester Explorer, L.P. a Future Advance Convertible Promissory Note with the same principal amount as the principal amount of its July 2023 Note, plus any accrued and unpaid interest, substantially in the form of Exhibit 4.29 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). The Future Advance Convertible Promissory Note shall be issued upon January 21, 2024 (the “Maturity Date”) unless otherwise issued in connection with the consummation of a Fundamental Transaction. Exhibit 4.29 of the Form 10-K is incorporated by reference to the extent applicable to the Future Advance Convertible Promissory Note.

(4) Represents an expected principal amount of $500,000 divided by $0.04.

(5) Represents an expected principal amount of $75,000 divided by $0.04.

(6) As described in Item 6 of the Schedule 13D, pursuant to a letter agreement between the Issuer and the lenders of the July 2023 Notes, the Issuer shall issue Manchester Explorer, L.P. two Common Stock Purchase Warrants, one with an exercise price of $0.04 per share and one with an exercise price of $0.067 per share, substantially in the form of Exhibit 4.30 to the Form 10-K, each of which shall be exercisable for such number of shares of the Issuer’s common stock calculated by dividing the principal amount of the lender’s Future Advance Convertible Promissory Note by $0.04. The Common Stock Purchase Warrants shall be issued upon Maturity Date unless otherwise issued in connection with the consummation of a Fundamental Transaction. Exhibit 4.30 of the Form 10-K is incorporated by reference to the extent applicable to the Common Stock Purchase Warrants.

The Form 4 filed by Reporting Persons on July 27, 2023 is incorporated herein by reference.